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                                                             Exhibit (a)(5)(vii)

                                  [LETTERHEAD]

                                                                    June 3, 2005

Capital Properties, Inc.

Attn: The Board of Directors

100 Dexter Road

East Providence, Rhode Island 02901

Dear Sirs:

As you are aware, we have commenced a tender offer (the "Tender Offer") to purchase up to 285,000 shares of Class A Common Stock of Capital Properties, Inc. (the "Company" or "CPI"). We are writing to inform you of two serious concerns we have related to the Tender Offer.

First, the trading pattern in the stock of the Company since the Tender Offer has been highly irregular. In the vast majority of circumstances involving such a limited tender offer at a significant premium, the stock will appreciate, but continue to trade at a discount to the tender price, to reflect the fact that all shares tendered may not be accepted due to the stated pro ration in the event of oversubscription. Since the shares of CPI were trading at $18.10 prior to the Tender Offer and in fact had traded as low as $16.81 on December 3, 2004 (having closed above $20.00 per share only twice in history), buyers normally assume that the stock will regress in price after conclusion of the offering. This abnormality is underscored by the expected increase in trading volume, with the average daily trading volume of over 8,000 shares a day post-offering a more than ten-fold increase over the 713 shares average trading volume for the year prior to the offering. Obviously, any trading in the shares of CPI by management or the Board of Directors or any affiliate during the offering period is prohibited unless a statement is first filed with the SEC disclosing certain required information. Based on the circumstances described above, we are asking the market surveillance department of the American Stock Exchange and the Securities and Exchange Commission to investigate the trading in the CPI shares.

Second, in reference to your letter to CPI shareholders dated May 16, 2005, in which you stated that you were "not able to take a position on the Tender Offer", you fail to disclose any benefits to accepting the Tender Offer, much less the most obvious reason in favor of accepting the Tender Offer. Perhaps the fact eluded you that the Tender Offer represented a 21.55% premium to the closing price of CPI Class A shares on the day immediately prior to the Tender Offer and a 31% premium to the average price for the year prior to the Tender Offer. How you can view the failure to include this obvious positive factor as satisfying your obligation to provide all material information to stockholders relevant to your "neutral" position is perplexing to us. In addition, we wonder how you were comfortable with your statements concerning the impact of our Tender Offer on the public float and market price for the Class A Shares when the exact same concerns arise far more significantly from the 52.3% ownership of Class A Shares by your Chairman, Robert H. Eder. By notice of this letter, we ask the independent members of the Board of Directors to consider whether in fact they have met their obligation in such a critical document to provide full, fair and complete (and not misleading) disclosure of the positive, as well as negative, aspects of the Tender Offer considered by the Board of Directors, as required by the federal securities laws, particularly in circumstances where the Board is purporting to express a neutral position.

We are quite comfortable allowing markets to function with complete information and accepting the outcome resulting therefrom. We are not, however, willing to ignore one-sided communications when full and fair communications are both required by law and expected by stockholders.

Very truly yours,


/s/ David R. Jarvis                             /s/ Malcolm F. MacLean IV
--------------------                            -------------------------
David R. Jarvis                                 Malcolm F. MacLean IV
Managing Member                                 Managing Member